Advantage Solutions Inc.

18100 Von Karman Avenue, Suite 1000

Irvine, California 92612

September 8, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jan Woo

Re:	Advantage Solutions Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-217662

Dear Ms. Woo:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Advantage Solutions Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (No. 333-217662) effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities as contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Michael Treska of Latham & Watkins LLP, at (714) 755-8197.

Thank you for your assistance in this matter.

Very truly yours,

ADVANTAGE SOLUTIONS INC., a Delaware corporation

By:	/s/ Bryce Robinson
Bryce Robinson
General Counsel

cc:	Michael A. Treska, Latham & Watkins LLP
Drew Capurro, Latham & Watkins LLP